

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

By U.S. Mail

July 6, 2007

Mr. Boris Cherdabayev
Principal Executive Officer
BMB Munai, Inc
324 South 400 West
Salt Lake City, Utah 84101

> **Re:** **BMB Munai, Inc.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2007**
> **Filed June 14, 2007**
> **File No. 1-33034**
> **Supplemental Response dated May 22, 2007**

Dear Mr. Cherdabayev:

We have reviewed your May 22, 2007 supplemental response as well as your Form 10-KSB for the Fiscal Year Ended March 31, 2007 and have the following engineering comments. Please provide a written response to our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended March 31, 2007

Business, page 4

Oil and Gas Reserves, page 6

1.   Please amend your proved reserve table to also disclose those proved developed and proved undeveloped reserve volumes that you have scheduled to be recovered after expiration of your current exploration license.

<u>Properties, page 17</u>

<u>As noted above, from June 2006 through March 31, 2007 we invested approximately
$37.4 million in the exploration and development of our properties…,page 19</u>

2.   We note that the figure here disagrees with the 2007 costs incurred - $76.6
        million and $8.2 million – on pages 28 and F-30. Please amend your document to
        remove these inconsistencies.

<u>Drilling Operations, page 22</u>

3.   It appears your drilling activity table does not present the number of gross and net
        wells which you drilled in each of the last three years per SEC Industry Guide 2,
        paragraph 6A. The number of wells drilled refers to the number of wells (holes)
        completed at any time during the fiscal years, regardless when drilling was
        initiated. Please amend your document to adhere to this requirement.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

<u>Reserves, page F-32</u>

4.   We note the significant reconciliation line items – extensions and discoveries,
        revisions - in your 2007 proved reserves. Financial Accounting Standard 69,
        paragraph 11 requires "appropriate explanation of significant changes." Please
        amend your document to disclose this information.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        In connection with responding to our comments, please provide, in
writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

Mr. Boris Cherdabayev
BMB Munai, Inc.
July 6, 2007
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief